UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         THRESHOLD PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    885807107
                                 (CUSIP Number)

                                 APRIL 20, 2006
             (Date of Event Which Requires Filing of this Statement)


                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.   Names of Reporting Persons. I.R.S.
     Identification Nos. of above persons (entities only).

     Pequot Capital Management, Inc.
     06-1524885

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. [ ]
     b. [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization Connecticut
     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 1,180,574

6.   Shared Voting Power: 0

7.   Sole Dispositive Power: 1,180,574

8.   Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,574 shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9): 3.2%

12.  Type of Reporting Person (See Instructions): IA, CO

Item 1. (a) Name of Issuer

            Threshold Pharmaceuticals, Inc., a Delaware corporation (the
            "Issuer")

        (b) Address of Issuer's Principal Executive Offices
            1300 Seaport Boulevard, Redwood City, CA 94063

Item 2. (a) Name of Person Filing

            Pequot Capital Management, Inc.  (the "Reporting Person")

        (b) Address of Principal Business Office or, if none, Residence

            500 Nyala Farm Road, Westport, CT, 06880

        (c) Citizenship

            The Reporting Person is a Connecticut corporation.

        (d) Title of Class of Securities

            Common Stock, par value $0.001 (the "Common Stock")

        (e) CUSIP Number

            885807107


Item 3.  Not applicable because this statement is filed pursuant to Rule
         13d-1(d).

Item 4.  Ownership.

         Ownership as of April 20, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares through the investment discretion the Reporting Person exercises over its clients' accounts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of the Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     APRIL 24, 2006
                                           -------------------------------------
                                                          (Date)

                                           BY: /s/ Aryeh Davis
                                           -------------------------------------
                                                       (Signature)

                                           Aryeh Davis, Chief Operating Officer,
                                           -------------------------------------
                                           General Counsel and Secretary
                                           -------------------------------------
                                                     (Name/Title)